UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

TOURMALINE BIO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

89157D 105

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 87410C104	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,077(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,077(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,077(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 20,336,773 shares of Common Stock outstanding (following the merger and after giving effect to the 1-for-10 reverse stock split effective October 19, 2023 (the “Reverse Stock Split”)), as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on October 20, 2023 pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the “Form 8-K”).

CUSIP No. 87410C104	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,077(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,077(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,077(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,336,773 shares of Common Stock outstanding (following the merger and after giving effect to the Reverse Stock Split), as reported by the Issuer in its Form 8-K.

CUSIP No. 87410C104	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,077(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,077(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,077(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,336,773 shares of Common Stock outstanding (following the merger and after giving effect to the Reverse Stock Split), as reported by the Issuer in its Form 8-K.

CUSIP No. 87410C104	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 322,077(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 322,077(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 322,077(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.6% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,336,773 shares of Common Stock outstanding (following the merger and after giving effect to the Reverse Stock Split), as reported by the Issuer in its Form 8-K.

CUSIP No. 87410C104	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Tourmaline Bio, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 93 Worcester St., Wellesley, MA 02481.

Item 2. Identity and Background.

(a) This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the Commission on May 21, 2021 (collectively, the “Original Schedule 13D”). This Amendment is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by, among other things, the Issuer’s sales of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Sandip Agarwala, a Reporting Person on the Original Schedule 13D, is no longer a member of LCPIII, and accordingly, is no longer a Reporting Person.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended to add the following language:

(a) and (b) See Items 7-11 of the cover pages of this Amendment and Item 2 above.

(e) On October 19, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

All Common Stock share amounts and percentage interests in this Amendment give effect to the Reverse Stock Split.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2023

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Cristiana Blauth Oliveira
Cristiana Blauth Oliveira, Authorized Signatory

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright
Patrick G. Enright

/s/ Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker
Juliet Tammenoms Bakker